August 15, 2025

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Karl Hiller, Branch Chief
John Cannarella, Staff Accountant

RE:	Clean Energy Fuels Corp.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 24, 2025
File No. 001-33480

Dear Mr. Hiller and Mr. Cannarella:

Clean Energy Fuels Corp. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 1, 2025 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-33480) filed with the Commission on February 24, 2025 (the “ 2024 Annual Report”).

For your convenience, the Staff’s headings and comments set forth in the Comment Letter have been reproduced in bold and italicized font herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report, as do references to captions and page numbers used herein unless otherwise noted.

****

Form 10-K for the Fiscal Year ended December 31, 2024

Business

Market Opportunity, page 7

1.	We note your disclosures on page 8 regarding the two arrangements entered into during 2021 covering ADG RNG projects, including the "TotalEnergies JV Agreement" and "bp JV Agreement," for which you specify the number of projects and status, indicating one project under the first arrangement is in operation (which you refer to as "DR JV"), and five of six projects under the second arrangement are in operation, also having estimates of annual production.

However, within the MD&A Overview on page 35 you indicate that your supply of RNG is acquired either from third parties or through the TotalEnergies JV, with no mention of the bp JV, and under Key Developments on page 37, you indicate the DR JV began producing RNG in the first quarter of 2023, while the Drumgoon Dairy project under the bp JV was placed into service in the fourth quarter of 2023, though having no details regarding the other four projects under the bp JV that are in operation, according to the disclosures referenced above.

We also note that while your estimates of annual production for these projects have decreased about 27% there appears to be no discussion of the reasons. For example, you previously indicated the TotalEnergies JV project was expected to produce up to 1.1 million GGEs of RNG annually, and that six projects under the bp JV Agreement were expected to produce up to 11.2 million GGEs of RNG annually; you now indicate the figures are 0.8 million and 8.2 million GGEs, respectively.

Please expand your disclosures to clarify the status of all projects under these arrangements and to include (i) details on the actual levels of production for each period, ii) clarification regarding the extent to which your RNG requirements are being satisfied by these projects or other facilities that you own, (iii) your expectations regarding the production profiles and capabilities, and (iv) the reasons for any changes in those expectations, or delays in completing projects or commencing production.

Please provide comparable details for the 100% owned ADG RNG projects for which you estimate RNG production of 3.6 million GGEs per year.

Response:

The Company respectfully acknowledges the Staff’s comments regarding our disclosures in the 2024 Annual Report on page 8 related to the ADG RNG projects under the TotalEnergies JV, bp JV, as well as the Company owned projects and the related observations concerning the MD&A discussions on pages 35 and 37. The Company further acknowledges the Staff’s comment regarding the revised estimates of annual RNG production under the TotalEnergies JV and bpJV arrangements. The Company respectfully responds to each comment in turn:

i) Actual levels of production for each period

The Company respectfully acknowledges the Staff’s request for expanded disclosure of current levels of production as of the time of the applicable disclosure period. In response, the Company confirms the Company’s 2024 Annual Report disclosure that one project under the TotalEnergies JV and five of six projects under the bpJV were in operation as of December 31, 2024, with the DR JV placed into service in the first quarter of 2023 and the Drumgoon Dairy project under the bp JV placed into service in the fourth quarter of 2023. The Company further advises the Staff that the other four projects in operation under the bpJV were placed into service during the third quarter of 2024.

The Company intends to provide the following disclosure to provide clarity on the actual levels of production from our RNG project portfolio for each period presented in future filings beginning with our Form 10-Q for the quarter ending September 30, 2025 (the “Q3 2025 10-Q”) in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Performance Overview, Key Operating Data:

The following table summarizes the production volumes from our RNG project portfolio for the years ended December 31 2022, 2023 and 2024 and for the three and nine months ended September 30, 2024, and 2025:

Production volume, GGEs (in	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
millions)	2022	2023	2024	2024	2025	2024	2025
TotalEnergies JV
Number of Projects	X	X	X	X	X	X	X
Production Volume	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y
bpJV
Number of Projects	X	X	X	X	X	X	X
Production Volume	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y
Maas JDA
Number of Projects	X	X	X	X	X	X	X
Production Volume	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y
The Company’s RNG Projects
Number of Projects	X	X	X	X	X	X	X
Production Volume	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y	Y.Y

ii) Clarification regarding the extent to which RNG requirements are being satisfied by these projects or other facilities that you own

The Company respectfully acknowledges the Staff’s request for expanded disclosure regarding the extent to which RNG requirements are being satisfied and, in response, the Company will disclose total RNG fuel volumes, GGEs sold correlating to total volume-related product revenue delivered by the Company, as supplied by third parties, the Company’s RNG joint ventures or owned RNG projects. Beginning in the Company’s Form 10-Q filed on August 7, 2025 for the second quarter ended June 30, 2025 (the “Q2 2025 10-Q”) in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview on page 35, the Company clarified its disclosures as to where the Company obtains its supply of RNG. In future filings, the Company will expand such disclosures to include a complete list of the JV and Company owned RNG projects supplying RNG during the applicable disclosure period.

Also, beginning in the Company’s Q2 2025 10-Q, in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Performance Overview, Key Operating Data on page 38, the Company included footnote (5) to further clarify the extent to which RNG requirements are being satisfied by our JV and Company owned projects and will continue to do so in future disclosures in a manner consistent with the following disclosure. The Company will update the disclosure quarterly, and annually, and expand the table to include volumes supplied by our JV and Company owned projects as those volumes become more meaningful (e.g., greater than 1% of RNG volume).

Fuel volume, GGEs sold (in millions), correlating	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
to total volume-related product revenue	2022	2023	2024	2024	2025	2024	2025
RNG(5)	198.2	225.7	236.7	57.1	61.4	115.1	112.0
Conventional natural gas	69.6	62.5	60.8	13.3	14.9	30.3	31.0
Total fuel volume	267.8	288.2	297.5	70.4	76.3	145.4	143.0

(5) We predominantly source RNG from third parties. The TotalEnergies JV project began supplying us RNG in 2023, and five of the six bpJV projects began supplying us RNG in 2024. The amount of RNG supplied by our joint venture projects was less than 1% of RNG fuel volume sold in 2023, 2024 and 2025.

iii) Expectations regarding production profiles and capabilities

The Company respectfully acknowledges the Staff’s request for expanded disclosure of potential production levels and, in response, the Company intends to include the following disclosure beginning in the Company’s 2025 10-K in Item 1. Business:

RNG projects

The following table summarizes the RNG projects in operation and under construction in our portfolio as of December 31, 20[XX]:

	Total Number of Projects	Estimated Production Capacity (GGEs in millions) (1)	Estimated Commercial Operation Date (2)
Projects in Operation
TotalEnergies JV	X
bpJV	X
Totals for Projects in Operation
Projects in Construction
bpJV	X
Maas JDA	X
The Company’s RNG projects	X
Totals for Projects in Construction
Totals for Projects in Operation and Construction

(1) Production Capacity is calculated as dependent upon the collective volume of manure feedstock that we currently estimate the project(s) and related dairy operations are capable of producing, annually. Our estimated production for the project(s) may not reflect actual production from the projects, which depends on many variables including, but not limited to: (i) quantity and quality of the manure; (ii) operational up-time of the facility; and (iii) actual productivity of the facility.

This table represents 100% of production capacity of the facilities without regard to the equity ownership interests, which are detailed in Note 3 – Investments in Other Entities and Noncontrolling Interest in a Subsidiary. The Company receives all of the volume produced as supply sources.

(2) Expected Commercial Operation Date (“COD”) for commencement of the RNG projects in construction is based on the Company’s estimate as of the date of this report. CODs are estimates and are subject to change as a result of, among other things, various factors outside of the Company’s control such as: (i) regulatory/permitting approval timing; (ii) disruption in supply chains; and (iii) construction challenges such as weather.

(iv) Reasons for changes in expectations, or delays in completing projects or commencing production

The Company respectfully acknowledges the Staff’s request for expanded disclosure of reasons for changes in expectations, or delays in completing projects or commencing production. Beginning in our 2025 10-K, the Company will expand the disclosure to include the primary reasons that exist as of the applicable disclosure period for updated production expectations or delays in completing the projects or commencing production, as applicable. The disclosure will provide discussion of the key factors contributing to changes in estimated annual production, including, but not limited to: (i) technical challenges; (ii) regulatory delays; (iii) changes in livestock manure availability and quality; and (iv) revisions to project design, and engineering or design assumptions.

Properties, page 32

2.	Please expand your disclosure regarding the Pickens Plant, which you indicate was "offline for maintenance and repairs" for the last two years (with zero LNG production for both 2023 and 2024), to clarify the status of this facility, the nature of the issues that have inhibited its use, and your plans to remedy those issues along with the expected costs and timeframe. Please disclose the reasons that you have been unable to make the necessary repairs during the last two years.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Pickens Plant repairs were completed in early 2025 and the property is currently producing LNG. The repairs took two years to complete due to major repairs needed with specialized equipment not readily available in the marketplace. We have provided additional disclosure in our Q2 2025 10-Q in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Performance Overview, 2025 Key Developments on page 39. The disclosure is as follows:

Pickens Plant Repairs Completed. We own and operate the Pickens Plant, located in Willis, Texas. During the years ended December 31, 2023 and December 31, 2024, the Pickens Plant was offline in order to make major repairs and replace certain specialized equipment not readily available in the marketplace. In January, 2025, the Pickens Plant recommenced production of LNG. The Company capitalized costs of $2.2 million, through June 30, 2025, to complete the major repairs and replace the specialized equipment. The Company recognized revenue of $1.6 million and $2.0 million for the three and six months ended June 30, 2025, from the sale of LNG fuel volumes produced at the Pickens Plant.

Management's Discussion and Analysis Liquidity and Capital Resources, page 49

3.	We note your disclosure stating that your business plans call for $30 million in capital expenditures during 2025, although also stating that you expect to be "deploying" $104.0 million to develop ADG RNG production facilities during the year.

Please expand your disclosures to clarify the distinction being made between capital expenditures and amounts required for the ADG RNG facilities, and explain how the estimated amount relates to your expectations for additional amounts that may be required under the joint venture arrangements mentioned on pages 8 and 9 (including but not limited to the three company projects and any projects with Maas JDA), and considering the amounts for ADG RNG production facilities in your table on 51.

Please also clarify your expectations for additional projects under the TotalEnergies JV Agreement, considering your disclosure indicating the joint venture contemplates investing up to $400.0 million in production projects, and the timeframe in which these would be undertaken or become known.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised its disclosure in the Company’s Q2 2025 10-Q in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Capital Expenditures, Indebtedness and Other Uses of Cash on pages 45 and 46 to clarify the distinction between amounts required for the ADG RNG facilities, including the TotalEnergies JV agreement, and clarification around expectations of future additional Company capital contributions as follows:

Liquidity and Capital Resources

“Our 2025 business plan calls for approximately $30.0 million in capital expenditures primarily related to the construction of fueling stations, IT software and equipment and LNG plant costs, and we expect to fund these expenditures primarily through cash on hand and cash generated from operations.

Further, in 2025, our business plan calls for up to $35.0 million in capital expenditures to develop ADG RNG production projects owned 100% by us.  As of June 30, 2025, we have invested $70.8 million in the development of ADG RNG production facilities that we own 100%.

In 2025 we anticipate contributing equity capital up to $65 million, in cash, into our equity method investment as part of the Maas JDA.  We do not anticipate making equity contributions under our TotalEnergies JV Agreement in 2025 as the one operating project’s cash requirements are being satisfied by its current operations as well as the benefits from the use of ITC proceeds. We do not anticipate making equity contributions into the bpJV in 2025 as that joint venture has sufficient contributed capital and ITC proceeds to support the five projects that are ramping up operations and one project under construction through the end of 2025. We continue to evaluate the ADG RNG development market but cannot say with certainty when we may approve additional investments in ADG RNG production facilities through the TotalEnergies JV Agreement and the bpJV. As of June 30, 2025, we have invested $271.9 million into our equity method investment entities that develop ADG RNG production facilities.”

Further to the Staff’s comment, in future filings the Company expects to update and clarify expectations pertaining to whether the Company may invest further amounts up to the previously disclosed $400 million for production projects, considering market conditions existing at the time of such future disclosures.

* * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ Robert Vreeland
Robert Vreeland Chief Financial Officer Clean Energy Fuels Corp.